Exhibit 12.1

	Nine months ended September 30,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2011	2010	2009	2008	2007
	(unaudited)
Earnings:
Pretax Income from continuing operations	$56,369,482	$49,752,614	$25,167,380	$6,336,588	($3,314,694)	$9,228,102
Fixed charges	25,659,759	30,450,471	36,486,361	45,450,398	79,640,808	121,585,223

Total	$82,029,241	$80,203,085	$61,653,741	$51,786,986	$76,326,114	$130,813,325

Fixed Charges:
Interest (expensed and capitalized)	21,991,337	27,043,926	31,876,054	41,369,137	76,490,096	118,882,304

Amortized premiums, discounts and capitalized expenses related to indebtedness	3,655,453	3,387,123	4,590,397	4,058,255	3,128,657	2,681,235
Estimate of interest within rental expenses	12,969	19,422	19,910	23,006	22,055	21,684

Total	$25,659,759	$30,450,471	$36,486,361	$45,450,398	$79,640,808	$121,585,223

Preferred stock dividend	$332,860	$0	$0	$0	$0	$0

Ratio of earnings to combined fixed charges	3.20	2.63	1.69	1.14	0.96	1.08
Ratio of earnings to combined fixed charges and preferred stock dividends	3.16	2.63	1.69	1.14	0.96	1.08